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RECEIVED
SEC MAIL PROCESSING SECTION
MAR 0 1 2011
WASH. D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian United Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8800 N. Gainey Center Drive, Suite 176
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reid Johnson (480) 596-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A, Elyria, Ohio 44035
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reid Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian United Capital, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA BOYD-XAYSALEUMSACK
Notary Public - Arizona
Maricopa County
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Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN UNITED CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MERIDIAN UNITED CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2010

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH, D.C. 189 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Meridian United Capital, LLC
Hudson, Ohio

We have audited the accompanying balance sheet of Meridian United Capital, LLC (the Company) as of December 31, 2010, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian United Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Radachi and Company

February 24, 2011

MERIDIAN UNITED CAPITAL, LLC

BALANCE SHEET

December 31, 2010

ASSETS		
Cash (Note 2)	$ 382,150	
Accounts receivable (Note 2)	21,776	
Prepaid expenses	32,309	
Goodwill, net (Note 2)	39,962	
Total assets		$ 476,197
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accrued expenses		$ 58,023
MEMBERS' EQUITY		418,174
		$ 476,197

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2010

REVENUES:		
Commissions	$ 552,579	
Annuity income	225,100	
Asset management fee income	11,897	
Mutual fund income	35,262	
REIT income	147,137	$ 971,975
EXPENSES:		
Commission expense	660,355	
Compensation	44,265	
Dues and subscriptions	769	
Education	2,125	
Insurance	18,111	
Legal and accounting	88,987	
Management fees	16,500	
Occupancy, office and administrative	5,765	
Professional consulting expense	45,034	
Regulatory fees	28,783	
Travel	529	911,223
		60,752
OTHER INCOME		2,219
NET INCOME		$ 62,971

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF MEMBERS' EQUITY

Year Ended December 31, 2010

BALANCE - Beginning of year		$ 284,659
ADDITIONS:		
Net income	$ 62,971	
Capital contributions	83,008	145,979
DEDUCTION - Distributions to members		12,464
Balance - End of year		$ 418,174

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 62,971
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in:	
Accounts receivable	(21,776)
Prepaids	(5,542)
Increase in:	
Accrued expenses	48,273
Net cash provided by operating activities	83,926
CASH FLOWS FROM FINANCING ACTIVIES:	
Capital contributions	83,008
Distributions to members	(12,464)
Net cash provided by financing activities	70,544
NET INCREASE IN CASH	154,470
CASH AND CASH EQUIVALENTS - Beginning of year	227,680
CASH AND CASH EQUIVALENTS - End of year	$ 382,150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 0
Cash paid during the year for income taxes	$ 0

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

Note 1. Organization and Nature of Business:

Meridian United Capital, LLC (the Company) is a Minnesota limited liability company located in Scottsdale, Arizona. The majority of customers are located in Arizona with the remaining customers located throughout the United States. The Company is a full service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

Note 2. Summary of Significant Accounting Policies:

A. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

B. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

C. Revenue Recognition:

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the revenue income is reasonably determinable. Additional revenue consists of commissions derived from the sale of variable annuities, mutual funds, private equity, and real estate investment trusts (REIT) in which the company obtains selling agreement contracts with various carriers authorizing the company and its registered representatives to offer their products to its clients. Commissions revenue are recorded when the sales are complete and the revenue is reasonably determinable.

Note 2. Summary of Significant Accounting Policies (Continued):

D. Goodwill:

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the balance sheet. ASC 350 (SFAS No. 142) addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. No expense for impairment was recognized for the year ended December 31, 2010.

E. Income Taxes:

The Company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or losses of the Company are included in the members' individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

The Company has implemented the provisions of FASB ASC 740, *Income Taxes* (FIN No. 48), that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2010, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2010, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 2. Summary of Significant Accounting Policies (Continued):

F. Concentrations of Credit Risk for Cash Held at Banks:

The Company maintains a cash balance at one bank. The account at the bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010, the Company did not have cash deposits in excess of the FDIC coverage on deposit at a single financial institution.

G. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

Note 3. Transactions with Related Parties:

The Company has Affiliate Expense Sharing Agreements with the Planning Group of Scottsdale, LLC to pay monthly fees of $500 for rent, utilities, and office expenses, and billed as worked per month for management fees to The Planning Group of Scottsdale, LLC, and administrative wages are billed per month as worked. The Planning Group of Scottsdale, LLC is controlled by the Company's president.

Rent and related expenses for 2010 aggregated to $5,765 and are included in the Occupancy expense line item on the Statement of Income.

Note 4. Member Withdrawal:

Effective November 29, 2010, John R. Nye withdrew as a member of the Company. The withdrawing member's interest was transferred to the Company which cancelled the membership interest.

Note 5. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were issued.